

SUPPL

AMER SPORTS CORPORATION'S FINANCIAL STATEMENT BULLETIN 2007 (IFRS)

- Amer Sports Q4 sales decreased 15%. Earnings before interest and taxes (EBIT) amounted to EUR 53.7 million before non-recurring items. Non-recurring expenses to the amount of EUR 42.7 million resulting from the reorganization of the Winter Sports Equipment business were recorded for the period. Earnings per share were EUR 0.02 (EUR 0.47 exclusive of the non-recurring items).
- Amer Sports 2007 net sales decreased 8% to EUR 1,652.0 million. In local currency terms, sales were down 4%. EBIT to EUR 92.2 million before the non-recurring items booked in Q4. Earnings per share amounted to EUR 0.25 (EUR 0.70 excluding the non-recurring items).
- Amer Sports Q4 and full-year EBIT fell clearly short of target due to the 28% drop in winter sports equipment sales.
- Restructuring of the Winter Sports Equipment business will continue. The planned reorganization is estimated to reduce approximately 400 positions. In 2009, the goal is to reach EUR 20 million in cost savings through the planned measures.
- Amer Sports 2008 net sales are expected to increase approximately 5% in local currencies. EBIT is estimated to amount to EUR 100 to 130 million, with earnings per share coming in at EUR 0.75-1.00. These estimates are based on a dollar-euro exchange rate of 1.47.
- The Amer Sports Board of Directors proposes that a dividend of EUR 0.50 be paid per share (0.50 per share for 2006).

EUR million	Q4/ 2007	Q4/ 2006	Change %	2007	2006	Change %
Net sales	497.1	581.6	-15	1,652.0	1,792.7	-8
Gross profit	202.2	220.4	-8	664.4	697.4	-5
Earnings before non-recurring items	53.7	69.7	-23	92.2	120.2	-23
Non-recurring items	-42.7	-		-42.7	-	
EBIT	11.0	69.7	-84	49.5	120.2	-59
Financing income and expenses	-9.3	-5.3	-75	-24.9	-23.6	-6
Earnings before taxes	1.7	64.4	-97	24.6	96.6	-75
Net result	1.3	47.0	-97	18.5	70.5	-74
Earnings per share, EUR	0.02	0.65		0.25	0.98	
Earnings per share, EUR, excluding non-recurring items	0.47			0.70		

Roger Talermo, President and CEO:

"The past year was the worst in our recent history due to a steep decline in the demand for winter sports equipment. Consequently, we have published a plan concerning a significant restructuring of this business area. We aim at making Winter Sports Equipment a profitable business even in conditions similar to last winter. Though the challenges of the winter sports business were the hottest topic of the year, 60% of our Group's business grew by 10% on average. Sales of apparel and footwear, fitness equipment and sports instruments, in particular, continued solid growth.

Our business environment is still a challenging one. The uncertainty of economic trends, particularly in North America, has increased. This winter's favorable snow situation in key market areas has not yet translated into the demand for equipment as desired. Our EBIT for Winter Sports Equipment remained solidly in the red at EUR -26.7 million. The earnings will improve as a result of our ongoing measures. Despite the uncertainty of the business environment, I believe that the Group's operative result will improve this year."

AMER SPORTS CORPORATION'S FINANCIAL STATEMENT BULLETIN 2007 (IFRS)

Amer Sports has changed its segment reporting. The redefined business segments are: Winter and Outdoor; Ball Sports; and Fitness. The new segment structure is in line with the Group's current organizational structure and management reporting.

The new segments have been divided into the following business areas:

- Winter and Outdoor: - Winter Sports Equipment (Salomon winter sports equipment and Atomic), Apparel and Footwear (Salomon apparel and footwear and Arc'teryx), Cycling (Mavic) and Sports Instruments (Suunto)
- Ball Sports (Wilson): Racquet Sports, Team Sports and Golf
- Fitness (Precor): Fitness Equipment

The Group's geographical segments will remain unchanged: the Americas (North, South and Central America); EMEA (Europe, Middle East and Africa); and Asia Pacific (including Japan and Australia).

Further information about this new organizational structure is available in the stock exchange releases published on July 2, 2007, November 22, 2007 and December 13, 2007, which can be found at www.amersports.com.

OCTOBER-DECEMBER NET SALES AND EBIT

Amer Sports Q4 net sales decreased 15% to EUR 497.1 million (EUR 581.6 million in 2006). Net sales in local currency terms declined 11%.

Net sales by business segment were as follows: Winter and Outdoor 61% (Winter Sports Equipment 38%), Ball Sports 22% and Fitness 17%. Net sales declined 21% in Winter and Outdoor and 4% in Ball Sports, whereas net sales in Fitness increased 3%. In local currency terms, net sales in Winter and Outdoor decreased 20%; Fitness increased 13% and Ball Sports 4%.

The geographical breakdown of net sales was as follows: EMEA (Europe, Middle East and Africa) 47%, the Americas (North, South and Central America) 40% and Asia Pacific 13%. Sales decreased 4% in the Americas, 5% in Asia Pacific, and 24% in EMEA. In local currency terms, net sales rose 5% in the Americas and remained at the previous year's level in Asia Pacific. Net sales in EMEA decreased 23%.

The Group's EBIT amounted to EUR 53.7 million before non-recurring items. Non-recurring expenses resulting from the reorganization of Winter Sports Equipment to the amount of EUR 42.7 million were recorded for the period.

Earnings before taxes were EUR 1.7 million (64.4). Earnings per share came in at EUR 0.02 (0.65), and EUR 0.47 excluding the non-recurring items. Net financial expenses amounted to EUR 9.3 million (5.3). Interest rate levels were slightly above the previous year's level.

NET SALES AND EBIT IN 2007

Amer Sports net sales decreased 8% to EUR 1,652.0 million (EUR 1,792.7 million in 2006). Net sales in local currency terms declined 4%.

Net sales by business segment were as follows: Winter and Outdoor 50% (Winter Sports Equipment 24%), Ball Sports 32% and Fitness 18%. Net sales declined 12% in Winter and Outdoor and 7% in Ball Sports, whereas net sales in Fitness rose 6%. In local currency terms, net sales in Winter and Outdoor decreased 11%. Net sales in Ball Sports were on a par with the previous year, whereas net sales in Fitness were up 14%.

The geographical breakdown of net sales was as follows: the Americas (North, South and Central America) 47%, EMEA (Europe, Middle East and Africa) 43%, and Asia Pacific 10%. Sales decreased 5% in the Americas, 10% in EMEA and 11% in Asia Pacific. In local currency terms, net sales increased 3% in the Americas and decreased 10% in EMEA and 6% in Asia Pacific.

The Group's EBIT amounted to EUR 92.2 million before the non-recurring items booked in Q4. Non-recurring expenses resulting from the reorganization of Winter Sports Equipment to the amount of EUR 42.7 million were recorded for Q4. Earnings were additionally impacted by a decline in Winter Sports Equipment net sales and worse-than-expected development of Wilson's Team Sports.

Earnings before taxes amounted to EUR 24.6 million (96.6) and net profit was EUR 18.5 million (70.5). Earnings per share came in at EUR 0.25 (0.98). Net financial expenses amounted to EUR 24.9 million (23.6). Due to a restructuring of debt instruments and interest rate derivatives, net financial expenses were EUR 5.1 million lower in 2007 than if these arrangements had not been carried out.

Taxes for the period were EUR 6.1 million (26.1). The Group's tax rate was 25% (27%).

CAPITAL EXPENDITURE

The Group's capital expenditure on fixed assets totaled EUR 58.3 million (41.3). Compared to the previous year, capital expenditure increased due to Wilson adopting the Amer Sports global SAP ERP system in the United States, Wilson moving into new headquarters in Chicago, the establishment of a new logistics center in Tennessee, and the founding of the Amer Sports Winter and Outdoor unit in Ogden.

Depreciation totaled EUR 33.9 million (32.2).

RESEARCH AND DEVELOPMENT

R&D expenditure amounted to EUR 57.7 million (58.5), which represents 3.5% of net sales. Winter and Outdoor's share of the R&D spend was 63%, while Fitness accounted for 24% and Ball Sports for 13%.

FINANCIAL POSITION AND CASH FLOW

The Group's net debt at the end of the year was EUR 588.2 million (December 31, 2006: EUR 585.4 million).

Net cash flow from operating activities after interest and taxes was EUR 58.1 million (45.5). Net cash flow from investing activities was EUR -51.6 million (-71.9). The dividend payout amounted to EUR 36.2 million (35.9).

In 2007, Amer Sports issued two private placement bonds for Finnish institutional investors. The total amount of the bonds, with maturities of two and four years, is EUR 150 million.

Of the EUR 575 million credit facility agreed upon in 2005, EUR 165 million was paid in June. At the end of the period, USD 100 million had been drawn on the credit facility and the committed unused portion was EUR 325 million. The credit facility will mature in 2011 and 2012.

Short-term financing is raised with a domestic commercial paper program of EUR 500 million, of which EUR 430 million had been used by December 31, 2007.

At the end of the year, liquid assets totaled EUR 68.0 million (45.5).

The company's equity ratio was 31.0% (33.6%) and gearing was 115% (105%).

BUSINESS SEGMENTS

WINTER AND OUTDOOR

EUR million	Q4/ 2007	Q4/ 2006	Change %	Change %*)	2007	2006	Change %	Change %*)
Net sales								
Winter Sports Equipment	188.7	278.5	-32	-31	394.2	544.3	-28	-26
Apparel and Footwear	60.2	52.6	14	14	229.4	188.8	22	24
Cycling	30.4	29.9	2	4	114.1	107.8	6	8
Sports Instruments	25.3	22.8	11	14	90.7	81.3	12	15
Discontinued operations	0.3	3.3	-91	-91	1.7	25.3	-93	-93
Net sales, total	304.9	387.1	-21	-20	830.1	947.5	-12	-11
EBIT	35.2	56.3	-37	-38	20.9	47.2	-56	-57

*) In local currency terms

In 2007, net sales declined 11% in local currency terms. The breakdown of net sales was as follows: Winter Sports Equipment 47%, Apparel and Footwear 28%, Cycling 14% and Sports Instruments 11%. EMEA accounted for 65%, the Americas for 25%, and Asia Pacific for 10% of net sales. Sales in local currencies were down 14% in EMEA, 7% in Asia Pacific and 2% in the Americas.

EBIT decreased to EUR 20.9 million (47.2). The decline was caused by a considerable softening of the demand in the winter sports equipment market.

Sales of apparel and footwear, sports instruments and cycling components developed favorably.

Business areas

Winter Sports Equipment's net sales declined 26% in local currency terms. Decreased sales of Atomic's and Salomon's winter sports equipment were due to the poor 2006/07 winter season and the resulting changed behavior of the trade and consumers: the number of pre-season orders of winter sports equipment halved during the first quarter, and during Q2 pre-orders decreased more than 20%. Despite good snow conditions towards the end of the year, the volume of re-orders in Q4 remained low.

Favorable development of Salomon and Arc'teryx apparel and Salomon footwear continued. Sales of trail running shoes increased the fastest. Net sales in Apparel and Footwear increased 24% in local currency terms to EUR 229.4 million.

Bicycle component manufacturer Mavic's net sales increased 8% in local currency terms to EUR 114.1 million. Growth was fueled by solid demand for high-end wheels.

Net sales of Sports Instruments increased 15% in local currency terms. It was especially boosted by solid demand for T-series products.

Outlook for 2008

Sales and EBIT are expected to improve. Favorable development of sports instruments, cycling and footwear and apparel is expected to continue. It is too early to predict the development of winter sports equipment sales. As a result of previously announced initiatives and plans, the performance of Winter Sports Equipment is expected to improve in 2008; significant improvement in profitability is expected for 2009.

In order to improve the profitability of the Winter Sports Equipment business, Amer Sports announced a plan in January 2008 to significantly restructure the business area. According to the plan, the industrial production of winter sports equipment will be separated from the Salomon and Atomic brand organizations. As a result of this, the manufacturing of skis is being moved from France, as is the manufacturing of ski boots from Austria, to other production facilities. Purchasing and sourcing activities will be further consolidated. Overlaps in R&D, sales and administrative functions will be minimized. Annecy, France, will become the group's competence center for ski boots, cross-country boots and bindings, outdoor apparel, footwear and cycling. Altenmarkt, Austria, will become the competence center for gliding products. The changes are estimated to reduce approximately 400 positions globally during 2008. Labor negotiations with employees have started. All final decisions are subject to applicable local employee information and consultation processes and other regulatory requirements. Annual cost savings are expected to amount to EUR 20 million in 2009.

BALL SPORTS (WILSON)

EUR million	Q4/ 2007	Q4/ 2006	Change %	Change %*)	2007	2006	Change %	Change %*)
Net sales								
Racquet Sports	44.1	41.9	5	11	236.0	235.3	0	5
Team Sports	47.4	52.2	-9	1	195.5	219.6	-11	-3
Golf	15.5	17.4	-11	-6	99.4	114.7	-13	-9
Net sales, total	107.0	111.5	-4	4	530.9	569.6	-7	-1
EBIT	8.0	5.2	54	58	48.2	54.6	-12	-5

*) In local currency terms

Net sales for 2007 were on a par with the previous year in local currency terms. The breakdown of net sales was as follows: Racquet Sports 44%, Team Sports 37% and Golf 19%. The Americas accounted for 65%, EMEA for 22%, and Asia Pacific for 13% of net sales. Sales in local currencies were up 9% in EMEA and down 2% in the Americas and 11% in Asia Pacific.

EBIT decreased 5% in local currency terms to EUR 48.2 million. The decrease in EBIT was due to Team Sports sales falling short of expectations.

Business areas

Racquet Sports net sales continued to perform well, increasing 5% in local currency terms. The [K]Factor tennis collection, launched in early 2007, has been very well received on the market. Tennis racket sales were up 8% in local currency terms.

Team Sports net sales failed to reach objectives, decreasing 3% in local currency terms. The decline in sales was due to softened demand for baseball products.

Golf's net sales decreased 9% in local currency terms. In order to ensure the profitability of its golf business, Wilson golf ball production in Humboldt, USA was discontinues. In the future, all golf ball production will be outsourced. In Japan, Kasco Inc. began to distribute and license Wilson Golf products as of January 1, 2008. These reorganization measures are expected to provide annual savings of approximately 5 million US dollars. In total, approximately 100 staff positions were reduced as a result of the reorganization measures.

Outlook for 2008

Sales are expected grow slightly and profitability is estimated to improve. Favorable development of Racquet Sports is forecast to continue. The sales and volume of Team Sports are expected to grow slightly. Golf will be in the black in 2008. However, economic development in North America remains a factor of uncertainty in the outlook.

FITNESS (PRECOR)

EUR million	Q4/ 2007	Q4/ 2006	Change %	%*)	2007	2006	Change %	%*)
Net sales	85.2	83.0	3	13	291.0	275.6	6	14
EBIT	13.0	12.7	2	13	37.2	34.8	7	17

*) In local currency terms

Net sales for 2007 continued to develop favorably, increasing 14% in local currency terms. The Americas accounted for 76%, EMEA for 17%, and Asia Pacific for 7% of net sales. Sales in local currencies were up 16% in Asia Pacific, 14% in the Americas, and 12% in EMEA.

EBIT increased 17% in local currency terms to EUR 37.2 million. Investments in product development and production technology continued.

Precor offers fitness equipment for the commercial and home markets. Precor's sales to fitness clubs continued its particularly strong performance. In North America, sales grew faster than the market. Sales were boosted by the strengthening of Precor's position in the largest fitness club chains and solid demand for entertainment systems. In addition, Precor's position in the important hotel market strengthened with its products being installed in more and more Hilton hotels globally. The new AMT trainer boosted sales to fitness clubs during the latter half of the year.

Sales of Precor products in the consumer market increased, and consumer demand continued to be strong. Precor's new elliptical crosstrainers and treadmills increased the product offering for people working out at home.

In 2007, Precor launched a record number of new products to the market.

Outlook for 2008

Precor is expected to continue to grow faster than the fitness market. New products will accelerate its growth and positioning both in the commercial and consumer markets. However, economic development in North America remains a factor of uncertainty in the outlook.

PERSONNEL

At the end of the year the Group had 6,465 employees (6,553). The Group had an average of 6,582 employees (6,786) during the 2007 calendar year. The parent company Amer Sports Corporation had 58 employees (52) at year end and an average of 59 (55) during the year.

	Dec 31, 2007	Dec 31, 2006
Winter and Outdoor	3,701	3,787
Ball Sports	1,891	1,919
Fitness	815	795
Headquarters	58	52
Total	6,465	6,553

At the end of the year, 1,788 of the Group's employees worked in the United States, 1,228 in France, 681 in Austria, 630 in Canada, 404 in Finland and 1,734 in other countries.

	Dec 31, 2007	Dec 31, 2006
EMEA	3,330	3,346
Americas	2,557	2,702
Asia Pacific	578	505
Total	6,465	6,553

AMER SPORTS SHARES AND SHAREHOLDERS

At the end of the review period Amer Sports had 12,280 registered shareholders. Non-Finnish nationals owned 49.9% (56.0%) of the shares.

A total of 162.2 million Amer Sports shares were traded on the Helsinki Stock Exchange during the period. The value of trading was EUR 2,817.9 million. The share of turnover was 225.3% (of the average number of shares excluding treasury shares). At the turn of the year, 410,918 ADRs were in circulation.

The closing price of Amer Sports Corporation on the Helsinki Stock Exchange was EUR 18.49. The high for the period on the Helsinki Stock Exchange was EUR 21.50 and the low EUR 15.51. The average share price was EUR 17.37.

On December 31, 2007, the company's market capitalization was EUR 1,329.1 million excluding treasury shares (1,195.9).

Authorizations

The AGM authorized the Board of Directors to decide on the repurchase of a maximum of 3,500,000 of the Company's own shares. The Company's own shares shall be repurchased otherwise than in proportion to the holdings of the shareholders by using the non-restricted equity through public trading on the Helsinki Stock Exchange at the market price prevailing at the time of acquisition.

The Amer Sports Board of Directors started a new share repurchase program based on the authorization given by the AGM on March 8, 2007. The company acquired its own shares in order to implement a share-based incentive plan for 2007 for the Group's key personnel.

Own shares were repurchased in the following way:

Time	Amount	Total value, EUR	Nominal value, EUR	Purchase price(on average)	Purchase price (high and low)
August 23 - 31 2007	445,000	7,503,487.25	4	16.86	16.59-17.21

The repurchased amount represents 0.6% Amer Sports share capital.

The AGM also authorized the Board of Directors to decide on issuing new shares and/or conveying the Company's own shares held by the Company. New shares may be issued and the Company's own shares held by the Company may be conveyed either against payment ("Share Issue against Payment") or for free ("Free Share Issue"). By virtue of the authorization, the Board of Directors is entitled to decide on issuing a maximum of 7.000.000 new shares and on conveying a maximum of 6.500.000 of the Company's own shares held by the Company. The authorization to issue shares and to convey the Company's own shares is valid 2 years from the decision of the Annual General Meeting.

Warrants and increases in share capital

Warrant schemes	Euros	Number of shares	Entered in the Trade Register on	Share capital, EUR	Number of shares
2002	1,433,520	358,380	Jan 16, 2007	288,224,016	72,056,004
2002	114,000	28,500	Feb 8, 2007	288,338,016	72,084,504
2002	26,760	6,690	May 22, 2007	288,364,776	72,091,194
2002	458,952	114,738	Jun 20, 2007	288,823,728	72,205,932
2003	16,020	4,005	Sep 4, 2007	288,839,748	72,209,937
2004	4,200	1,050	Oct 10, 2007	288,843,948	72,210,987
2003	44,196	11,049	Oct 10, 2007	288,888,144	72,222,036
2002	386,856	96,714	Oct 10, 2007	289,275,000	72,318,750
2002	13,980	3,495	Nov 27, 2007	289,288,980	72,322,245
2002	13,200	3,300	Dec 18, 2007	289,302,180	72,325,545

The highest price of the 2002 warrants on the OMX Helsinki Stock Exchange was EUR 29.00 and the lowest EUR 14.20. In 2007, a total of 301,333 warrants were traded at a total price of EUR 5.3 million.

The highest price of the 2003 warrants on the OMX Helsinki Stock Exchange was EUR 23.50 and the lowest EUR 10.37. In 2007, a total of 50,349 warrants were traded at a total price of EUR 0.7 million.

The highest price of the 2004 warrants on the OMX Helsinki Stock Exchange was EUR 21.00 and the lowest EUR 8.33. In 2007, a total of 154,289 warrants were traded at a total price of EUR 1.8 million.

Flaggings

On January 30, 2007, Franklin Resources Inc. announced that the total number of shares held by the funds and individual investors under its control represented 5.09% of Amer Sports Corporation's share capital and votes.

On June 11, 2007, Sports Direct International Plc announced that the shares held by it represented 5.4% of Amer Sports Corporation's share capital and votes. On July 31, 2007, Sports Direct announced that the shares held by it represented 10.64% of Amer Sports Corporation's share capital. On November 8, 2007, Sports Direct announced that it had disposed of all the Amer Sports Corporation shares held by it. Sports Direct's holding changed on November 7, 2007.

Ajanta Oy announced on August 24, 2007, that its holdings of Amer Sports Corporation exceeded one-twentieth (1/20) of its share capital and voting rights via forward market transactions concluded on August 23, 2007, maturing on December 21, 2007. On October 12, 2007, Ajanta Oy announced that its holdings of Amer Sports Corporation exceeded one-tenth (1/10) of its share capital and voting rights via forward market transactions concluded on October 12, 2007, maturing on December 21, 2007. On November 8, 2007, Ajanta announced that its holdings of Amer Sports Corporation had exceeded one-fifth (1/5) of its share capital and voting rights via forward market transactions concluded on November 7, 2007, maturing on February 15, 2008. On December 21, 2007, Ajanta announced that it had extended its maturing OMX forward market transactions and OTC forward market transactions of December 21, 2007, and its OMX forward market transactions maturing on February 15, 2008. As a result of these changes, Ajanta Oy's holdings of Amer Sports Corporation voting rights and share capital are below one-twentieth (1/20). In conjunction, Ajanta Oy subsidiary Ajanta NV's holdings of

Amer Sports Corporation voting rights and share capital exceeded one-fifth (1/5) via forward market transactions that were completed on December 21, 2007. Ajanta Oy's combined direct and indirect holdings of Amer Sports Corporation voting rights and share capital have remained the same as earlier. Following the maturity of the OMX forward market transactions on June 19, 2008, the total holding will be a minimum of 13,226,400 shares, representing 18.89% of share capital and voting rights, and if the OTC forwards are matured at the same time, at most 16,062,126 shares, equaling 22.21% of share capital and voting rights.

On August 29, 2007, Nordea Bank Finland Plc, the Finnish affiliate of Nordea Bank AB, announced its purchase of 256,000 shares in Amer Sports Corporation. Following the acquisition, Nordea Bank Finland Plc's holding in Amer Sports Corporation rose to 5.15%, exceeding one-twentieth (1/20) of Amer Sports Corporation's share capital and voting rights. Nordea Bank Finland Plc announced that it had made forward market transactions involving Amer Sports Corporation. Forward market transactions matured in September 2007 (4,500 shares) and December 2007 (3,848,600 shares) and others will mature in February 2008 (95,000 shares). Nordea Bank AB announced on November 9, 2007, that Nordea Bank Finland Plc had acquired 8,768,800 Amer Sports Corporation shares on November 7, 2007. Following the acquisition, Nordea Bank Finland Plc's holding in Amer Sports Corporation rose to 18.41%, exceeding three- twentieth (3/20) of Amer Sports Corporation's share capital and voting rights. Nordea Bank Finland Plc announced that it had made forward market transactions involving Amer Sports Corporation. Forward market transactions matured in November 2007 (2,000 shares) and December 2007 (4,706,000 shares) and others will mature in February 2008 (8,899,500 shares) and March 2008 (11,600 shares). When the December 2007 forward market transactions mature, Nordea Bank Finland Plc and Nordea Group holdings of Amer Sports Corporation fell below 3/20 and will fell below 1/20 in February 2008. On December 28, 2007, Nordea Bank AB announced that Nordea Group's and Nordea Bank Finland Plc's shareholding had not fallen below 3/20. In total, Nordea Group holds 19.2% (13,896,340) of Amer Sports Corporation shares; 3,304 forward market transactions will mature in February 2008 (330,400 shares), 425 in March 2008 (42,500 shares) and 133,264 in June 2008 (13,326,400 shares). When the June 2008 forward market transactions mature, Nordea Bank Finland Plc and Nordea Group holdings of Amer Sports Corporation will fall below 1/20.

On December 31, 2007, the company's registered share capital was EUR 289,302,180 and the total number of shares was 72,325,545.

In accordance with Chapter 2, section 9 of the Securities Market Act, Amer Sports Corporation has reported the above-mentioned transactions in stock exchange releases, which are available on the company's website at www.amersports.com.

PARENT COMPANY'S BOARD OF DIRECTORS AND AUDITOR

In accordance with the Nomination Committee's proposal, the Annual General Meeting held on March 8, 2007, confirmed that the number of Amer Sports Corporation Board members shall be seven. Felix Björklund, Ilkka Brotherus, Tuomo Lähdesmäki, Timo Maasilta, Roger Talermo and Anssi Vanjoki were re-elected members of the Board of Directors. Pirjo Väliaho was elected a new Board member. The term of office of the elected Board of Directors will continue until the end of the 2008 AGM.

At its first meeting immediately following the AGM, the Board of Directors elected Anssi Vanjoki Chairman and Ilkka Brotherus Vice Chairman. Anssi Vanjoki (Chairman of the Committee), Felix Björklund, Tuomo Lähdesmäki and Pirjo Väliaho were elected members of the Remuneration Committee. Ilkka Brotherus (Chairman of

the Committee), Timo Maasilta and Felix Björklund were elected members of the Nomination Committee. Tuomo Lähdesmäki (Chairman of the Committee), Ilkka Brotherus and Timo Maasilta were elected members of the Audit Committee.

The AGM elected Authorized Public Accountants PricewaterhouseCoopers Oy to act as the auditor of the Company, with Jouko Malinen, Authorized Public Accountant, as the auditor in charge of the audit. It was decided that the auditor's fee be paid as per invoice.

EVENTS FOLLOWING THE YEAR END

On January 10, Amer Sports announced that it will continue to optimize the structure of its Winter and Outdoor business and also reported that its winter sports equipment sales for 2007 decreased 27% compared with 2006 (previous estimate was approximately 20%).

On January 11, 2008, Amer Sports received information to the effect that Orkla ASA had acquired 300,000 Amer Sports Corporation shares on January 10, 2008. The number of shares held by Orkla at that point was 3,887,880, corresponding to 5.4% of Amer Sports Corporation share capital and voting rights.

On January 23, 2008, Amer Sports received information to the effect that as a result of an agreement entered into between Novator Finland Oy, Ajanta Oy and its fully-owned subsidiary Ajanta N.V., these companies' shareholding in Amer Sports Corporation may exceed one-fifth (1/5) of the shares and voting rights in Amer Sports Corporation. The previous day, Novator Finland Oy, Ajanta Oy and Ajanta N.V. entered into an agreement regarding, among other things, the use of voting power in Amer Sports Corporation. The agreement is effective until June 30, 2009, or for as long as these companies own shares or forward contracts related to shares in Amer Sports Corporation, or until the agreement is terminated. The potential shareholding of Novator Finland Oy and Ajanta N.V. in Amer Sports Corporation was in total 20.31%, or 14,688,917 shares.

On January 24, 2008, Amer Sports Corporation received information to the effect that the agreement between Novator Finland Oy, Ajanta Oy and its fully-owned subsidiary Ajanta N.V. regarding Amer Sports Corporation had ceased to be effective. On January 23, 2008, Novator Finland Oy had purchased OMX forward contracts for 4,617,500 shares in Amer Sports Corporation that mature on June 19, 2008. Novator Finland Oy has previously purchased OMX forward contracts for 1,940,800 shares and 8,130,600 shares in Amer Sports Corporation that mature on February 15, 2008 and June 19, 2008, respectively. After the maturity of the forward contracts, Novator Finland Oy's holding in Amer Sports Corporation will be 14,688,900 shares, representing 20.31% of the shares and voting rights in Amer Sports Corporation. Ajanta Oy's potential direct and indirect shareholding in Amer Sports Corporation is 0%.

Amer Sports has reported the above-mentioned events in stock exchange releases, which are available on the company's website at www.amersports.com.

FUTURE OUTLOOK AND GUIDANCE

The Amer Sports business environment will be challenging this year. North American consumer demand is expected to weaken, and the favorable snow conditions in key market areas have not yet translated into the expected demand for winter sports equipment.

Plans for the reorganization of the Winter Sports Equipment business have been announced. The plan is estimated to reduce approximately 400 positions in 2008. The resulting savings will be visible to some extent this year and are expected to amount to EUR 20 million in 2009. Improved profitability will also be pursued in other Amer Sports businesses in 2008 despite the above-average uncertainty of the business environment.

- In 2008 Amer Sports aims to achieve a 5% increase in net sales in local currencies. It is estimated that Amer Sports EBIT will amount to EUR 100-130 million (comparison EBIT for 2007 excluding non-recurring items amounted to EUR 92.2 million).
- Earnings per share are estimated to come in at EUR 0.75-1.00 (comparison earnings for 2007 excluding non-recurring items was EUR 0.70).

The estimate is based on a dollar-euro exchange rate of 1.47. The Company will aim to specify its guidance further when publishing Q2 result.

PROPOSED DIVIDEND

Amer Sports seeks to be viewed as a competitive investment that increases shareholder value through a combination of dividends and share price performance. The Company therefore pursues a progressive dividend policy reflecting its results, with the objective of distributing a dividend of at least one-third of annual net profits.

The parent company's unrestricted shareholders' equity amounts to EUR 236,156,217.12, of which net result for the period is EUR 5,713,682.69.

The Board of Directors proposes to the Annual General Meeting that the distributable earnings be used as follows:

- A dividend of EUR 0.50 per share, totaling EUR 36,522,775.50 to be paid to shareholders
- EUR 199,633,441.62 to be carried forward in unrestricted shareholders' equity

Totaling EUR 236,156,217.12

No dividend will be paid to treasury shares held by the Company.

There have been no significant changes to the company's financial position since the close of the financial period. The company's financial standing is good, and according to the Board of Directors, the proposed dividend distribution does not endanger the company's financial standing.

The figures presented in this stock exchange release are based on the Group's audited financial statements, which has been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the EU.

EUR million

CONSOLIDATED RESULTS

	1-12/ 2007	1-12/ 2006	Change %	10-12/ 2007	10-12/ 2006	Change %
NET SALES	1,652.0	1,792.7	-8	497.1	581.6	-15
Cost of goods sold	-987.6	-1,095.3		-294.9	-361.2	
GROSS PROFIT	664.4	697.4	-5	202.2	220.4	-8
License income	18.0	22.4		4.9	6.8	
Other operating income	7.9	7.2		6.2	1.5	
R&D expenses	-57.7	-58.5		-15.8	-16.6	
Selling and marketing expenses	-407.6	-416.5		-106.7	-111.2	
Administrative and other expenses	-132.8	-131.8		-37.1	-31.2	
Non-recurring expenses related to the reorganization of Winter Sports Equipment business area	-42.7	-		-42.7	-	
EARNINGS BEFORE INTEREST AND TAXES	49.5	120.2	-59	11.0	69.7	-84
% of net sales	3.0	6.7		2.2	12.0	
Financing income and expenses	-24.9	-23.6		-9.3	-5.3	
EARNINGS BEFORE TAXES	24.6	96.6	-75	1.7	64.4	-97
Taxes	-6.1	-26.1		-0.4	-17.4	
NET RESULT	18.5	70.5	-74	1.3	47.0	-97
Attributable to:						
Equity holders of the parent company	18.1	70.3		1.2	47.0	
Minority interests	0.4	0.2		0.1	0.0	
Earnings per share, EUR	0.25	0.98		0.02	0.65	
Earnings per share, diluted, EUR	0.25	0.97		0.02	0.65	
Adjusted average number of shares in issue less own shares, million	72.0	71.5				
Adjusted average number of shares in issue less own shares, diluted, million	73.0	72.4				
Equity per share,	7.04	7.71				

EUR		
ROCE, % *)	4.8	12.0
ROE, %	3.5	12.9
Average rates used:		
EUR 1.00 = USD	1.37	1.26

*) 12 months' rolling average

NET SALES BY BUSINESS SEGMENTS

	1-12/ 2007	1-12/ 2006	Change %	10-12/ 2007	10-12/ 2006	Change %
Winter and Outdoor	830.1	947.5	-12	304.9	387.1	-21
Ball Sports	530.9	569.6	-7	107.0	111.5	-4
Fitness	291.0	275.6	6	85.2	83.0	3
Net sales, total	1,652.0	1,792.7	-8	497.1	581.6	-15

EBIT BY BUSINESS SEGMENTS

	1-12/ 2007	1-12/ 2006	Change %	10-12/ 2007	10-12/ 2006	Change %
Winter and Outdoor	20.9	47.2	-56	35.2	56.3	-37
Ball Sports	48.2	54.6	-12	8.0	5.2	54
Fitness	37.2	34.8	7	13.0	12.7	2
Headquarters	-14.1	-16.4	14	-2.5	-4.5	44
	92.2	120.2	-23	53.7	69.7	-23
Non-recurring expenses related to the reorganization of Winter Sports Equipment business area	-42.7	-	-	-42.7	-	-
EBIT, total	49.5	120.2	-59	11.0	69.7	-84

GEOGRAPHIC BREAKDOWN OF NET SALES

	1-12/ 2007	1-12/ 2006	Change %	10-12/ 2007	10-12/ 2006	Change %
Americas	774.1	815.7	-5	198.9	207.1	-4
EMEA	704.9	781.8	-10	233.9	306.8	-24
Asia Pacific	173.0	195.2	-11	64.3	67.7	-5
Total	1,652.0	1,792.7	-8	497.1	581.6	-15

CONSOLIDATED CASH FLOW STATEMENT

	1-12/2007	1-12/2006
EBIT	49.5	120.2
Depreciation and adjustments to cash flow from operating activities	30.5	32.8
Change in working capital	26.3	-60.1
Cash flow from operating activities before financing items and taxes	106.3	92.9
Interest paid and received	-21.7	-19.8
Income taxes paid	-26.5	-27.6

Cash flow from operating activities	58.1	45.5
Company acquisitions	-	-33.4
Capital expenditure	-58.3	-41.3
Proceeds from sale of non-current tangible assets	4.0	2.8
Proceeds from sale of available-for-sale investments	1.7	-
Repayment of loan receivables	1.0	-
Cash flow from investing activities	-51.6	-71.9
Dividends paid	-36.2	-35.9
Issue of shares	10.6	6.5
Repurchases of own shares	-7.5	-
Change in net debt and other financial items	49.9	54.1
Cash flow from financing activities	16.8	24.7
Liquid funds at 1 Jan	45.5	48.7
Translation differences	-0.8	-1.5
Change in liquid funds	23.3	-1.7
Liquid funds at 31 Dec	68.0	45.5

CONSOLIDATED BALANCE SHEET

Assets	31 Dec 2007	31 Dec 2006
Goodwill	270.9	290.3
Other intangible non-current assets	209.5	209.9
Tangible non-current assets	135.9	118.8
Other non-current assets	66.3	55.5
Inventories and work in progress	299.2	290.4
Receivables	594.7	647.1
Cash and cash equivalents	68.0	45.5
Assets	1,644.5	1,657.5
Shareholders' equity and liabilities		
Shareholders' equity	509.7	556.1
Long-term interest-bearing liabilities	218.6	243.9
Other long-term liabilities	18.7	18.7
Current interest-bearing liabilities	437.6	387.0
Other current liabilities	372.0	382.4
Provisions	87.9	69.4
Shareholders' equity and liabilities	1,644.5	1,657.5
Equity ratio, %	31.0	33.6
Gearing, %	115	105
EUR 1.00 = USD	1.47	1.32

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Premium fund	Fund for own shares	Translation differences	Fair value and other reserves	Retained earnings	Total	Minority interests	Total shareholders' equity
Balance at 1 Jan 2006	285.9	1.3		-14.2	-0.6	260.4	532.8	3.4	536.2
Translation differences				-27.3			-27.3		-27.3
Cash flow hedges					4.8		4.8		4.8
Net income recognized directly in equity				-27.3	4.8		-22.5		-22.5
Net result						70.3	70.3	0.2	70.5
Total recognized income and expense for the period				-27.3	4.8	70.3	47.8	0.2	48.0
Dividend distribution						-35.7	-35.7		-35.7
Warrants						1.1	1.1		1.1
Warrants exercised	0.9	5.6					6.5		6.5
	0.9	5.6				-34.6	-28.1		-28.1
Balance at 31 Dec 2006	286.8	6.9		-41.5	4.2	296.1	552.5	3.6	556.1
Translation differences				-25.3			-25.3		-25.3
Cash flow hedges					-6.9		-6.9		-6.9
Net income recognized directly in equity				-25.3	-6.9		-32.2		-32.2
Net result						18.1	18.1	0.4	18.5
Total recognized income and expense for the period				-25.3	-6.9	18.1	-14.1	0.4	-13.7
Dividend distribution						-36.0	-36.0	-0.2	-36.2
Repurchases of own shares			-7.5				-7.5		-7.5
Warrants						0.7	0.7		0.7
Warrants exercised	2.5	8.1					10.6		10.6
Other change in minority interests								-0.3	-0.3
	2.5	8.1	-7.5			-35.3	-32.2	-0.5	-32.7

Balance at 31 Dec 2007	289.3	15.0	-7.5	-66.8	-2.7	278.9	506.2	3.5	509.7

CONTINGENT LIABILITIES AND SECURED ASSETS, CONSOLIDATED

	31 Dec 2007	31 Dec 2006
Mortgages pledged	2.8	3.5
Guarantees	4.5	4.3
Liabilities for leasing and rental agreements	105.7	103.0
Other liabilities	48.2	50.9

There are no guarantees of contingencies given for the management of the company, the shareholders or the associated companies.

DERIVATIVE FINANCIAL INSTRUMENTS

	31 Dec 2007	31 Dec 2006
Nominal value		
Foreign exchange forward contracts	417.1	341.3
Forward rate agreements	100.0	275.9
Interest rate swaps	217.9	225.9
Fair value		
Foreign exchange forward contracts	0.0	4.3
Forward rate agreements	0.0	0.2
Interest rate swaps	-1.6	5.7

QUARTERLY BREAKDOWNS OF NET SALES AND EBIT

	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006
NET SALES								
Winter and Outdoor	304.9	280.6	100.2	144.4	387.1	291.2	103.0	166.2
Ball Sports	107.0	109.9	150.4	163.6	111.5	120.3	159.5	178.3
Fitness	85.2	72.3	59.7	73.8	83.0	60.4	59.3	72.9
Net sales, total	497.1	462.8	310.3	381.8	581.6	471.9	321.8	417.4

	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006
EBIT								
Winter and Outdoor	35.2	48.9	-28.8	-34.4	56.3	48.0	-26.4	-30.7
Ball Sports	8.0	5.4	15.0	19.8	5.2	7.9	17.2	24.3
Fitness	13.0	8.1	6.2	9.9	12.7	6.0	4.1	12.0
Headquarters	-2.5	-3.3	-5.2	-3.1	-4.5	-4.0	-3.9	-4.0
	53.7	59.1	-12.8	-7.8	69.7	57.9	-9.0	1.6
Non-recurring expenses related to	-42.7	-	-	-	-	-	-	-

the reorganization of Winter Sports Equipment business area								
EBIT, total	11.0	59.1	-12.8	-7.8	69.7	57.9	-9.0	1.6

All forecasts and estimates presented in this report are based on the management's current judgment of the economic environment. The actual results may differ significantly.

A combined news conference, conference call and live webcast concerning the financial statements will be held on February 6, 2008, at 3:00 pm Finnish time at Amer Sports headquarters (address: Mäkelänkatu 91, Helsinki). The event will be held in English. For instructions on how to participate in the conference call, visit the Amer Sports website at www.amersports.com.

AMER SPORTS CORPORATION
Board of Directors

For further information, please contact:
Mr Tommy Ilmoni, Vice President, Investor Relations, tel. +358 9 7257 8233
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212
Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS NOMINATION COMMITTEE PROPOSAL FOR BOARD COMPOSITION AND AUDIT COMMITTEE PROPOSAL FOR AUDITOR

Amer Sports Corporation's Nomination Committee proposes to the forthcoming Annual General Meeting, to be held on March 5, 2008, that the number of Board members is confirmed to be seven (7) and that Felix Björklund, Ilkka Brotherus, Tuomo Lähdesmäki, Timo Maasilta, Roger Talermo, Anssi Vanjoki and Pirjo Väliaho be re-elected as a members of the Board of Directors. The Board's term of service will run through the 2009 Annual General Meeting.

Additionally, the Nomination Committee proposes annual board member remuneration as follows:

Chairman	EUR 80,000
Vice Chairman	EUR 50,000
Members	EUR 40,000

Of the annual remuneration, 40% is to be paid in the form of Company shares and 60% in cash.

AUDIT COMMITTEE'S PROPOSAL FOR AUDITOR

Amer Sports Corporation's Audit Committee proposes to the Annual General Meeting on March 5, 2008 that the Authorised Public Accountants PricewaterhouseCoopers Oy be elected to act as the Company's auditor. The proposed auditor in charge of the audit is Mr Jouko Malinen, Authorised Public Accountant.

Amer Sports' Board of Directors will include the proposal in the Company's Annual General Meeting notice, which will be published shortly.

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION:
OMX Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

END